FILE NO.
                                                                    070-7018

                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002



                                    CONTENTS

                                                                     Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)

                                                                           Three
                                                                          Months
                                          Month Ended                     Ended
                            ---------------------------------------
                            July 31,    August 31,    September 30,   September 30,
                              2002         2002            2002            2002
                            --------    ----------    -------------   -------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $556         $772            $ 941          $2,269

COST OF OPERATION. . . . .     547          765              939           2,251
                              ----         ----            -----          ------

OPERATING INCOME . . . . .       9            7                2              18

NONOPERATING LOSS. . . . .      (3)         (55)            (357)           (415)
                              ----         ----            -----          ------

INCOME (LOSS) BEFORE
  FEDERAL INCOME TAXES . .       6          (48)            (355)           (397)

INTEREST CREDITS . . . . .      (6)          (5)              (3)            (14)

FEDERAL INCOME TAX
  EXPENSE (CREDIT) . . . .       6          (49)            (358)           (401)
                              ----         ----            -----          ------

NET INCOME . . . . . . . .    $  6         $  6            $   6          $   18
                              ====         ====            =====          ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2002
                                   (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               2002         2002            2002
                                             --------    ----------    -------------
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $1,654        $1,680          $1,680
  Accumulated Amortization. . . . . . . . .   1,463         1,493           1,497
                                             ------        ------          ------
         NET MINING PLANT . . . . . . . . .     191           187             183
                                             ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .      87            81             170
                                             ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .       4            30               4
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      20            23              24
    Affiliated Companies. . . . . . . . . .     533           753             925
  Advances to Affiliates. . . . . . . . . .   2,490         2,262           2,118
  Materials and Supplies. . . . . . . . . .   1,602         1,688           1,533
  Other . . . . . . . . . . . . . . . . . .     142           136              49
                                             ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . .   4,791         4,892           4,653
                                             ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   1,480         1,528           1,577
                                             ------        ------          ------

REGULATORY ASSETS . . . . . . . . . . . . .       3             3               3
                                             ------        ------          ------

DEFERRED CHARGES. . . . . . . . . . . . . .      75           139             133
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,627        $6,830          $6,719
                                             ======        ======          ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,141         1,147           1,153
                                             ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,641         1,647           1,653
                                             ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . .   2,292         2,309           2,382
                                             ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     247           255             338
    Affiliated Companies. . . . . . . . . .     442           534             355
  Obligations Under Capital Leases. . . . .      32            31              37
  Other . . . . . . . . . . . . . . . . . .     977         1,313           1,451
                                             ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . .   1,698         2,133           2,181
                                             ------        ------          ------

REGULATORY LIABILITIES. . . . . . . . . . .     996           741             503
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,627        $6,830          $6,719
                                             ======        ======          ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
----------------             -------    -------     ------     ----------     ------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 2002. . . . . . . . . . 196,713     25,025     171,688       $3.24        $556
                             =======     ======     =======       =====        ====

August 2002. . . . . . . . . 268,821     38,944     229,877       $3.36        $772
                             =======     ======     =======       =====        ====

September 2002 . . . . . . . 350,090     47,483     302,607       $3.11        $941
                             =======     ======     =======       =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            2002      2002         2002      9/30/02
                                            ----     ------     ---------    -------
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$ 198     $ 275        $ 211      $  684
Benefits-UMW* . . . . . . . . . . . . . . .  116       114           97         327
Operating Materials . . . . . . . . . . . .   12        10          163         185
Maintenance - Materials and Services. . . .   50       115          177         342
Electricity . . . . . . . . . . . . . . . .   -         46           55         101
Other Billed Services . . . . . . . . . . .   31       147          174         352
Taxes Other Than Income Tax . . . . . . . .   16        21           39          76
Rentals . . . . . . . . . . . . . . . . . .  209       220          202         631
Depreciation. . . . . . . . . . . . . . . .    2         2            2           6
Cleaning Cost Normalization** . . . . . . . (156)     (256)        (237)       (649)
Other . . . . . . . . . . . . . . . . . . .   69        71           56         196
                                           -----     -----        -----      ------

          Total . . . . . . . . . . . . . .$ 547     $ 765        $ 939      $2,251
                                           =====     =====        =====      ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002


                                                      July      August    September
                                                      2002       2002        2002
                                                      ----      ------    ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $31.53 *   $33.00 *   $32.22 *
                                                     ======     ======     ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
          Columbus Southern Power's Conesville Generating Plant.  These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.